UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Telephone and Data Systems, Inc.

(Name of Issuer)

Special Common Shares, $0.01 par value

(Title of Class of Securities)

879433860

(CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000
30 North LaSalle Street, Chicago, Illinois  60602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879433860

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Trustees under Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

8.

Shared Voting Power
6,067,519 Special Common Shares and 6,067,519 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Special Common Shares, and are held by the reporting persons as trustees of a Voting Trust.

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Same as 8.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Reporting persons beneficially own approximately 94.4% of the Series A Common Shares of the Issuer and approximately 10.5% of the Special Common Shares of the Issuer, representing approximately 10.5% of the Issuer’s outstanding classes of Common Stock and 52.5% of the Issuer’s voting power in matters other than the election of directors. (1) The Series A Common Shares are entitled to 10 votes per share in such matters and the Special Common Shares do not vote in such matters, except as required by law. The holders of Series A Common Shares (together with holders of outstanding Preferred Shares) are entitled to elect eight of the twelve directors of the Issuer. The reporting persons hold 94.4% of the voting power in the election of such eight directors. The holders of Special Common Shares (together with holders of outstanding Common Shares) are entitled to elect four of the twelve directors of the Issuer. The reporting persons hold 5.6% of the voting power in the election of such four directors.

14.	Type of Reporting Person (See Instructions) OO

(1)  Based on 57,590,954 Special Common Shares, 51,162,315 Common Shares, 6,428,640 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on May 13, 2005  (on a pro forma basis based on shares outstanding on April 29, 2005).

This Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989.  This Schedule 13D reports the ownership of Series A Common Shares, par value $0.01 per share (“Series A Common Shares”), that are convertible into Special Common Shares, par value $0.01 per share (“Special Common Shares”), and Special Common Shares of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer” or “TDS”).  The Series A Common Shares are also convertible into Common Shares, par value $0.01 per share (“Common Shares”), of TDS.  The reporting persons have filed a separate Schedule 13D with respect to the Common Shares.

Item 1.	Security and Issuer.
This statement relates to the Special Common Shares of the Issuer. The principal executive office of the Issuer is located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60603.

Item 2.	Identity and Background.

This Schedule 13D is being filed by the trustees (“Trustees”) of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989 (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Special Common Shares.  The following sets forth Items 2(a) through 2(f) for each filing person.

Voting Trust.      The Voting Trust is organized under Delaware law.  The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., Suite 4000, 30 North LaSalle Street, Chicago, Illinois 60602.

Trustees. The information required under paragraphs (a) – (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

The following is information required under paragraphs (d) and (e) for all filing persons.

(d)  During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Voting Trust holds Special Common Shares and Series A Common Shares pursuant to the voluntary agreement of the beneficiaries thereof.  No funds were used by the Voting Trust to acquire any shares.  This Schedule 13D is being filed to report the acquisition of 6,067,519 Special Common Shares by the Voting Trust on May 13, 2005 pursuant to the Distribution, as defined in Item 4.

Item 4.	Purpose of Transaction.

The Voting Trust holds Special Common Shares and Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the Special Common Shares and Series A Common Shares held in the trust.

The following information was reported in Amendment No. 3 to the Schedule 13D of the Voting Trust with respect to the Common Shares and is being updated herein.

The Voting Trust was amended and restated as of April 22, 2005 for the primary purpose of permitting the Trustees of the Voting Trust to retain and vote the Special Common Shares of the Issuer that were received by the Voting Trust as a result of the Distribution, as defined below.   In addition, certain other changes were made to the Voting Trust agreement, which is incorporated by reference herein.  On February 17, 2005, the TDS Board of Directors (the “TDS Board”), including directors who are not trustees or beneficiaries of the Voting Trust, and directors who are not officers of TDS, unanimously approved a proposal (the “Special Common Share Proposal”), to be submitted to TDS shareholders at a Special Meeting of shareholders, to approve an amendment (the “Amendment”) to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares of TDS from 20,000,000 to 165,000,000.    The Voting Trust had the voting power to cause the Special Common Share Proposal and certain related proposals to be approved, and the trustees of the Voting Trust advised TDS that they intended to vote for the Special Common Share Proposal and for such related proposals at the Special Meeting of shareholders.  The Special Common Share Proposal and related proposals were approved at the Special Meeting of shareholders and the Amendment became effective on April 11, 2005.

The trustees of the Voting Trust were advised that the Special Common Share Proposal is being implemented by TDS, among other reasons, to permit TDS at some time in the future to offer and issue Special Common Shares in exchange for all of the Common Shares of United States Cellular Corporation (“U.S. Cellular”) which are not owned by TDS (a “Possible U.S. Cellular Transaction”).  Subject to certain conditions, the trustees of the Voting Trust have advised the TDS Board that they may also support such possible action by TDS.  TDS currently owns approximately 82% of the shares of common stock of U.S. Cellular.  The purpose of a Possible U.S. Cellular Transaction would be to cause U.S. Cellular to become a wholly-owned subsidiary of TDS.

The TDS Board has approved a distribution of one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS (the “Distribution”), subject to the approval of the Special Common Share Proposal by shareholders, the effectiveness of the Amendment, and certain other conditions.   Each of these conditions was satisfied and the Distribution became effective on May 13, 2005 to shareholders of record on April 29, 2005.

As of May 13, 2005 (on a pro forma basis based on shares outstanding on April 29, 2005), the Voting Trust had voting or dispositive power over an aggregate of 6,067,519 Series A Common Shares, representing approximately 52.5% of the voting power of TDS with respect to matters other than the election of directors. Based on such shares, the Voting Trust received 6,067,519 Special Common Shares in the Distribution.  Following the Distribution, the Voting Trust continues to have 52.5% of the aggregate voting power of TDS with respect to all matters other than the election of directors and continues to be able to elect eight of the twelve directors by reason of its ownership of 6,067,519 Series A Common Shares.  As a result of the Distribution of 6,067,519 Special Common Shares to the Voting Trust, the Voting Trust also has 5.6% of the voting power in the election of the four directors currently elected by the holders of Common Shares of TDS.

Implementation of the Special Common Share Proposal and the Distribution allows TDS to issue such Special Common Shares for a Possible U.S. Cellular Transaction and other corporate purposes without diluting the voting power of the Series A Common Shares and the voting control of the Voting Trust.  As a result, the trustees of the Voting Trust also advised TDS that they may support a Possible U.S. Cellular Transaction.  The trustees advised TDS that they would not support or approve various actions, including a sale of control of U.S. Cellular or a spin-off of U.S. Cellular. The trustees of the Voting Trust also advised TDS that they did not believe that certain other possible alternatives would be in the best interest of TDS and all of its shareholders and, accordingly, would not approve or support action in furtherance of such alternatives.  The trustees of the Voting Trust intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of U.S. Cellular.

The trustees of the Voting Trust have been advised that the TDS Board has not taken any action to determine that it will offer Special Common Shares, or the number of Special Common Shares or fraction of a Special Common Share that it may offer, to exchange for each Common Share of U.S. Cellular not owned by TDS.

The trustees of the Voting Trust also have been advised that TDS has no set time frame for taking action with respect to a Possible U.S. Cellular Transaction and TDS could choose to take action with respect to a Possible U.S. Cellular Transaction at any time, or not to take action with respect to a Possible U.S. Cellular Transaction, depending on the circumstances at the time.  The trustees of the Voting Trust have been advised that the timing of such possible transaction also depends on the trading price of the U.S. Cellular Common Shares, the trading price of the Special Common Shares, market conditions and other factors, including whether any possible transaction would be likely to be disruptive to U.S. Cellular’s operations.

If a Possible U.S. Cellular Transaction does not take place for any reason, U.S. Cellular may not become a wholly-owned subsidiary of TDS and the Common Shares of U.S. Cellular may continue to be publicly traded. The trustees of the Voting Trust have been advised that TDS may alternatively consider acquiring such Common Shares of U.S. Cellular through open market or private purchases, or taking other action to acquire some or all of the shares of U.S. Cellular not owned by TDS.

Reference is made to the description of the Special Common Share Proposal under Proposal 1 in the definitive proxy statement of TDS filed with the SEC on March 14, 2005 for additional information relating to the foregoing, which description is incorporated by reference herein.

Reference is also made to the description under Proposal 1 – Election of Directors in the definitive proxy statement of TDS filed with the SEC on April 5, 2005 for information relating to the election of directors, which description is incorporated by reference herein.

Except as disclosed or incorporated by reference above, the Voting Trust does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the trustees of the Voting Trust retain the right to change their intent, including to acquire additional securities from time to time, or to dispose of all or part of the securities beneficially owned by the Voting Trust in any manner permitted by the terms of the Voting Trust and applicable law.

Item 5.	Interest in Securities of the Issuer.

(a)    As of May 13, 2005, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,067,519 Special Common Shares and 6,067,519 Series A Common Shares held by the Voting Trust, which are convertible into 6,067,519 Special Common Shares.  See Appendix A for additional Special Common Shares beneficially owned by each of the Trustees.

(b) The following information is provided with respect to the shares held by the Voting Trust. See Appendix B for information with respect to other shares beneficially owned by each of the Trustees.

(i) Sole Power to Vote or Direct the Vote:

(ii) Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of Special Common Shares and Series A Common Shares, which are convertible on a share-for-share basis into Common Shares.  The Voting Trust holds and the Trustees vote 6,067,519 Special Common Shares and 6,067,519 Series A Common Shares of the Issuer, representing approximately 10.5% of the outstanding Special Common Shares and 94.4% of the outstanding Series A Common Shares.  The holders of Special Common Shares (together with holders of Common Shares) are entitled to elect four of the twelve directors of the Issuer.  The reporting persons hold 5.6% of the voting power in the election of such four directors. The Special Common Shares have no votes in matters other than the election of such directors except as required by law.  The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer.  The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately 52.5% of the combined voting power of the Issuer.(1)  Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii) Sole Power to Dispose or Direct the Disposition:

None.
(iv) Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

(c) Except as disclosed below, no transactions were effected during the past sixty days in Special Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees.
(i) On March 31, 2005, 4,954 Series A Common Shares were issued to accounts within the Voting Trust pursuant to the Issuer’s dividend reinvestment plan;
(ii) On March 31, 2005, LeRoy T. Carlson, Jr. acquired 28 Series A Common Shares pursuant to the Issuer’s dividend reinvestment plan;
(iii) On March 31, 2005, Walter C.D. Carlson acquired 2 Series A Common Shares and 9 Common Shares pursuant to the Issuer’s dividend reinvestment plan;

(1)  Based on 57,590,954 Special Common Shares, 51,162,315 Common Shares, 6,428,640 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on May 13, 2005  (on a pro forma basis based on shares outstanding on April 29, 2005).

(iv)	On March 31, 2005, Letitia G. Carlson, M.D. acquired 2 Series A Common Shares and 3 Common Shares pursuant to the Issuer’s dividend reinvestment plan;
(v)	On March 31, 2005, Prudence E. Carlson acquired 1 Series A Common Share pursuant to the Issuer’s dividend reinvestment plan;
(vi)	On April 13, 2005, a certificate holder of the Voting Trust withdrew 1,585 Series A Common Shares from the Voting Trust;
(vii)	On May 13, 2005, pursuant to the Distribution, as defined in Item 4, the Voting Trust acquired 6,067,519 Special Common Shares;
(viii)	On May 13, 2005, pursuant to the Distribution, as defined in Item 4, LeRoy T. Carlson, Jr. acquired 489,780 Special Common Shares as set forth in the footnotes to Appendix B;
(ix)	On May 13, 2005, pursuant to the Distribution, as defined in Item 4, Walter C.D. Carlson acquired 5,021 Special Common Shares as set forth in the footnotes to Appendix B;
(x)	On May 13, 2005, pursuant to the Distribution, as defined in Item 4, Letitia G. Carlson, M.D. acquired 2,499 Special Common Shares as set forth in the footnotes to Appendix B; and
(xi)	On May 13, 2005, pursuant to the Distribution, as defined in Item 4, Prudence E. Carlson acquired 179,259 Special Common Shares as set forth in the footnotes to Appendix B.

(d)           Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Special Common Shares or Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

Under the Terms of the Voting Trust, all cash dividends are distributed to the beneficiaries of the Voting Trust.  The Trustees do not have the power to sell any Special Common Shares or Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust holds Special Common Shares and Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the Special Common Shares and Series A Common Shares held in the trust.

The Voting Trust is the direct beneficial owner of Special Common Shares and Series A Common Shares, which are convertible on a share-for-share basis into Special Common Shares. The Voting Trust holds and the Trustees vote 6,067,519 Special Common Shares and 6,067,519 Series A Common Shares of the Issuer, representing approximately 10.5% of the outstanding Special Common Shares and 94.44% of the outstanding Series A Common Shares. The holders of Special Common Shares (together with holders of Common Shares) are entitled to elect four of the twelve directors of the Issuer.  The Voting Trust holds 5.6% of the voting power in the election of such four directors. The Special Common Shares have no votes in matters other than the election of such directors except as required by law. The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer. The Series A Common Shares also have ten votes per share in matters other than the election of directors and, accordingly, the Series A Common Shares held by the Voting Trust represent approximately

52.56% of the combined voting power of the Issuer.(1) Therefore, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

Item 7.	Material to Be Filed as Exhibits..

(a)           Form of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989, is hereby incorporated by reference to the Exhibit filed on Amendment No. 3 to the Schedule 13D of the Voting Trust with respect to the Common Shares dated May 2, 2005.

(1)  Based on 57,590,954 Special Common Shares, 51,162,315 Common Shares, 6,428,640 Series A Common Shares and 38,645 Preferred Shares issued and outstanding on May 13, 2005  (on a pro forma basis based on shares outstanding on April 29, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2005	TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989, AS AMENDED

/s/ Walter C. D. Carlson*
Walter C. D. Carlson
/s/ Letitia G. Carlson, M.D.*
Letitia G. Carlson, M.D.
/s/ Prudence E. Carlson*
Prudence E. Carlson
/s/ LeRoy. T. Carlson, Jr.
LeRoy. T. Carlson, Jr.
*By: /s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr. Attorney-in-Fact for above Trustees*

*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Appendix A

Trustees of the Voting Trust

(I)	(a)	Name:

Walter C.D. Carlson

	(b)	Business Address:

Sidley Austin Brown & Wood LLP

10 South Dearborn Street
Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment:

Partner of the law firm of Sidley Austin Brown & Wood LLP (see above for address)

	(f)	Citizenship:

United States

(II)	(a)	Name:

LeRoy T. Carlson, Jr.

	(b)	Business Address:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)

	(f)	Citizenship:

United States

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(III)	(a)	Name:

Letitia G. Carlson, M.D.

	(b)	Business Address:

2150 Pennsylvania Avenue, N.W. Washington, D.C. 20037

	(c)	Present Principal Occupation or Employment:

Physician and Associate Clinical Professor at George Washington University Medical Center (see above for address)

	(f)	Citizenship:

United States

(IV)	(a)	Name:

Prudence E. Carlson

	(b)	Business Address:

10 White Street
New York, New York 10013

	(c)	Present Principal Occupation or Employment:

Art Critic and Art Historian

	(f)	Citizenship:

United States

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Appendix B

Name	Number of Special Common Shares Beneficially Owned As of May 13, 2005	Percent of Class of Special Common Shares

LeRoy T. Carlson, Jr.	489,780(1)	*
Walter C.D. Carlson	5,021(2)	*
Letitia G. Carlson, M.D.	2,499(3)	*
Prudence E. Carlson	179,259(4)	*

*              Less than 1% of class.   All of such ownership involves sole power  to vote or dispose of unless otherwise indicated below.

(1)           Includes (A) 457,838 Special Common Shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days, (B) 12,543 Special Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust, (C) 88 Special Common Shares held outside of the Voting Trust, (D) 7,623 Special Common Shares held in a 401(k) account for the benefit of LeRoy T. Carlson, Jr., and (E) 11,688 Special Common Shares held in a deferred compensation account for the benefit of Mr. Carlson and which have vested or will vest within 60 days.  Does not include Series A Common Shares held in the Voting Trust and which are reported above, of which 174,935 shares are held for the benefit of LeRoy T. Carlson, Jr., 1,544,110 shares are held by family partnerships, of which Mr. Carlson is a general partner, and 92,175 shares are held for the benefit of his wife, his children and others.  Also, does not include 5,237 Special Common Shares that may be acquired upon conversion of Series A Common Shares and 1,148 Special Common Shares held by Mr. Carlson’s wife outside of the Voting Trust.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(2)           Includes 872 Special Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 4,149 Special Common Shares held outside of the Voting Trust.  Does not include Series A Common Shares held in the Voting Trust reported above, of which 1,091,870 shares are held for the benefit of Walter C.D. Carlson, 681,417 shares are held by a family partnership, of which Mr. Carlson is a general partner, and 114,022 shares held for the benefit of his wife and children in the voting trust.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(3)           Includes 942 Special Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 1,557 Special Common Shares held outside of the Voting Trust.  Does not include Series A Common Shares held in the Voting Trust, of which 1,056,287 shares are held for the benefit of Letitia G. Carlson, M.D., 681,417 shares are held by a family partnership, of which Dr. Carlson is a general partner, and 97,518 shares are held for the benefit of her husband and children.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Dr. Carlson in the Voting Trust.

(4)           Includes 179,249 Special Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 10 Special Common Shares held outside of the Voting Trust. Does not include Series A Common Shares held in the Voting Trust, of which 1,004,526 shares are held by a family partnership, of which Prudence E. Carlson is a general partner, 681,417 shares are held by a family partnership, of which Ms. Carlson is a general partner, and 26,141 shares are held for the benefit of her child. Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Ms. Carlson in the Voting Trust.

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